Hatteras Alternative Mutual Funds Trust
6601 Six Forks Road, Suite 340
Raleigh, North Carolina 27615

July 10, 2015

VIA EDGAR TRANSMISSION

Ms. Stephanie Hui
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:           Hatteras Alternative Mutual Funds Trust (the “Trust”)
Post-Effective Amendment No. 54 to the Trust’s Registration Statement on Form N-1A
File Nos. 333- 86348 and 811- 21079

Dear Ms. Hui:

Attached for filing, please find Post-Effective Amendment No. 64 (“PEA 64”) to the Trust’s Registration Statement on Form N-1A. PEA 64 is being filed for the purpose of incorporating comments we received from you on April 28, 2015 with respect to Post-Effective Amendment No. 54 (“PEA 54”) to the Trust’s Registration Statement on Form N-1A and its series, the Hatteras Disciplined Opportunity Fund (the “Fund”). For your convenience, your comments have been reproduced with responses following each comment.

In connection with this correspondence, the Trust, on behalf of the Fund, acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)
should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(3)	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PROSPECTUS

Comment 1.	Please confirm that the expense limit described in footnote 2 will be remain in place for at least one year after the effective date of the Fund.

Response:	The Trust confirms that the expense limit will remain in place for at least one year after the effective date of the Fund.

Comment 2.
In footnote 2 to the fee table, please add that fees waived and expenses reimbursed may only be recouped if such recoupment does not result in the Fund’s operating expenses exceeding the expense limit in place at the time of such waiver or reimbursement.

Response:
The penultimate sentence of the above-referenced footnote has been revised to read “The Advisor is permitted to recoup expense reimbursements made during the prior three fiscal years, so long as such recoupments do not cause the Fund to exceed the Annual Limit or the expense limit in place at the time of such reimbursement.”

Comment 3.	Under “Portfolio Turnover,” add additional language that refers the investor to the disclosure under “Performance” to provide them additional details regarding the merger.

Response:	An additional sentence has been added to the end of the paragraph, directing investors to the “Performance” section for additional details regarding the merger.

Comment 4.	Under “Principal Investment Strategies,” please consider enhancing the description of what it means to be a “non-diversified” investment company.

Response:
The last sentence of the second full paragraph under the above-referenced section has been replaced with the following sentence: “Because the Fund is ‘non-diversified,’ it may invest a greater percentage of its assets in the securities of a single issuer or a small number of issuers than if it was a diversified fund.” The Registrant notes that disclosure regarding the risks associated with being a non-diversified fund can be found under the heading “Principal Risks of Investing in the Fund—Non-Diversification Risk.”

Comment 5.	Under “Performance,” please expand the lead-in disclosure to better clarify that the performance shown is that of the Predecessor Fund and include the date on which the assets will be moved.

Response:
The following disclosure has been added to the beginning of the paragraph under the above-referenced section: “On July 10, 2015, substantially all of the assets of the Hatteras Disciplined Opportunity Fund, a series of HCIM Trust (the “Predecessor Fund”), were transferred to the Fund in a tax-free reorganization (the “Reorganization”). As a result of the Reorganization, the performance and accounting history of the Predecessor Fund prior to the date of the Reorganization were assumed by the Fund. Therefore, the bar chart and performance table below illustrate the performance of the Predecessor Fund’s Institutional Class shares for its first full calendar year ended December 31, 2014."

Comment 6.	Under the heading “Principal Risks of Investing in the Fund—Non-Diversification Risk,” please add disclosure regarding the risks of significant exposure to a single issuer.

Response:
The following sentence has been added to the above-referenced section: “A decline in the value of the securities of a single issuer could cause the Fund’s overall value to decline to a greater degree than if the Fund held a more diversified portfolio.”

Comment 7.
Under “Additional Information About the Fund—Additional Information about the Fund’s Principal Investment Strategy and Risks,” please clarify that the reference to “section 1256 contracts” is a reference to section 1256 of the Internal Revenue Code.

Response:
The last sentence of the above-referenced section has been revised as follows: “Certain options on an Index Proxy may not qualify as “section 1256 contracts” under section 1256 of the Internal Revenue Code of 1986, as amended, and disposition of such options will likely result in short-term or long-term capital gains or losses depending on the holding period.”

Statement of Additional Information (“SAI”)

Comment 8.	In the first paragraph under the heading “Control Persons and Principal Holders,” please state the effect control has on the voting rights of other shareholders.

Response:
The following sentence has been added to the above-referenced section: “A controlling shareholder of the Fund may be able to control the outcome of any proposal submitted to Fund shareholders for approval, including changes to the Fund’s fundamental policies or the terms of the management agreement with the Advisor.”

*           *           *

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for the Trust